Exhibit 99.1

Ferrari N.V. to commence a Euro 150 million first tranche of its multi-year share buyback program of Euro 1.5 billion

Maranello (Italy), 28 December 2018 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that it intends to commence a Euro 150 million share buyback program (the “Initial Program”), as the first tranche of a multi-year Euro 1.5 billion total share buyback program expected to be executed by 2022 in line with the disclosure made during the 2018 Capital Markets Day. The Initial Program will start at the beginning of January 2019 and will end no later than 27 June 2019. The Initial Program will be funded through the Company’s available cash and common shares repurchased under the Initial Program may be used to meet the obligations arising from the Company’s equity incentive plan.

The Initial Program has two components.

Firstly, Ferrari has entered into a non-discretionary buyback agreement for an amount equivalent to Euro 100 million to be executed on the MTA market through a primary financial institution (the “Bank”). The Bank will make its trading decisions concerning the timing of the purchases of Ferrari’s common shares independently of and uninfluenced by Ferrari and it will act in compliance with applicable rules and regulations as well as in accordance with the provisions of the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052 (the “Regulations”). Under this agreement purchases may continue during any closed periods of Ferrari in accordance with the Regulations.

Secondly, Ferrari intends to enter into an additional mandate with a primary financial institution for up to Euro 50 million to be executed on the NYSE. Pursuant to such mandate Ferrari would provide the financial institution with purchase instructions from time to time in compliance with applicable rules, regulations and legal requirements. The actual timing, number and value of common shares repurchased on the NYSE will depend on a number of factors, including market and general business conditions.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

The Initial Program implements the resolution adopted by the Shareholders’ Meeting (held on 13 April, 2018) and duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting. The repurchase authority will expire on 12 October 2019 or until such authority is extended or renewed before such date.

Details of the repurchase transactions carried out under the Initial Program shall be disclosed to the market as required by applicable regulation.

The Company currently holds No. 6,002,843 common shares in treasury.

The Initial Program replaces any previous common shares buyback program.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (http://corporate.ferrari.com).
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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